Sub-Item 77C

A special meeting of shareholders of Voyageur International Equity Fund (the "Fund"), a series of Voyageur Mutual Funds III, Inc. (the "Company"), was held on Thursday, August 15, 1996. The purpose of the meeting was to approve a Sub-Advisory Agreement pursuant to which Voyageur International Asset Managers Ltd would manage the assets of the Fund. Shareholders approved the Sub-Advisory Agreement with the following votes: FOR: 77,536 AGAINST: 204,311 ABSTAIN: 0